Mail Stop 4561

October 8, 2009

Gerald G. Sax
Senior Vice President and Chief Financial Officer
Viasystems, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

> **Re:** **Viasystems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 333-29727**

Dear Mr. Sax:

We have reviewed your response letter dated September 23, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-Lived Assets, Including Goodwill, page 36

1. We note your disclosure that "should [y]our assumptions change in the future, [y]our fair value models could result in lower fair values for long-lived assets and goodwill, which could materially affect the value of property, plant and equipment and goodwill and results of operations." To the extent that the fair

Gerald G. Sax
Senior Vice President and Chief Financial Officer
Viasystems, Inc.
October 8, 2009
Page 2

value of any of your reporting units is not substantially in excess of its carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142 we believe your discloses should include the following in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to the reporting unit;
- A description of key assumptions that drive fair value; and
- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on future valuations.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3406 if you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief